UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



21004587

RT

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SEC FILE NUMBER
8-69092

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ocean Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 NW 42ND AVENUE, SUITE 621
(No. and Street)

MIAMI	FL	33126
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

BDO USA, LLP
(Name - if individual, state last, first, middle name)

1450 Brickell Avenue, 18th Floor	Miami	FL	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Manuel M del Canal, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Ocean Financial Services LLC, as of December 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Executive Officer
Title

Subscribed and sworn to before me this 31 day of April 2021



Notary Public


MIROSLAVA BRIZZO SHEHADEH
MIROSLAVA BRIZZO SHEHADEH
Notary Public-State of Florida
Commission # GG 340176
My Commission Expires
May 30, 2023

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [√] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [√] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [√] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Repot
- [√] () Report of Independent Registered Public Accounting Firm on Exemption

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

CONTENTS



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Ocean Financial Services, LLC
Miami, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ocean Financial Services, LLC (the "Company") as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Company is dependent on its member to provide financial support for its operations. The Company's ability to continue operations is dependent upon the member's willingness and ability to continue providing the necessary capital for the Company to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).



Supplemental Information

The Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Company's auditor since 2021.

March 31, 2021

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$596,233
Deposits with clearing brokers	225,034
Receivable from clearing broker	77,750
Accounts receivable	65,468
Other assets	58,970
Prepaid expenses	7,499
Property and equipment, net	4,363
Total Assets	$1,035,317

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	116,724
Commission payable	45,361
Payable to related parties	8,162
Total Liabilities	170,247
COMMITMENTS AND CONTINGENCIES (NOTE 9)	
Member's equity	865,070
Total Liabilities and Member's Equity	$1,035,317

The accompanying notes are an integral part of the financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue:			
	Distribution fees	$902,710	
	Riskless principal transactions	493,046	
	Mutual fund commissions	415,845	
	Commission income	218,334	
	12b-1 fees	163,400	
	Other income	5,628	
	Total revenue		2,198,963
Expenses:			
	Compensation and benefits	1,947,358	
	Professional fees	218,651	
	Clearing expense	130,703	
	Communication and information technology	69,227	
	General and administrative	37,524	
	Regulatory fees	40,014	
	Occupancy and equipment expense	27,445	
	Total expenses		2,470,922
Net loss			($271,959)

The accompanying notes are an integral part of the financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

Balance - January 1, 2020	$ 857,919
Capital contributions	279,110
Net loss	(271,959)
Balance - December 31, 2020	$ 865,070

The accompanying notes are an integral part of the financial statements

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net loss	($271,959)
Adjustments to reconcile net loss	
to net provided by operating activities:	
Depreciation expense	2,558
Lease obligation	20,856
Gain on securities	(4,750)
Changes in operating assets and liabilities:	
Deposit with clearing brokers	(100,034)
Receivable from clearing broker	(20,135)
Securities owned	429,832
Prepaid expenses	9,819
Accounts receivables	7,936
Other assets	(54,731)
Commissions payable	(99,297)
Accounts payable and accrued expenses	72,446
Lease liability	(20,856)
Payable to related parties	237,074
Net cash provided by operating activities	208,759
Net increase in cash	208,759
Cash and cash equivalents - January 1, 2020	387,474
Cash and cash equivalents - December 31, 2020	$596,233
Non cash financing information	
Waiver of ESA Payments to represent a capital contribution	$279,110

The accompanying notes are an integral part of the financial statements.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – OPERATIONS AND NATURE OF BUSINESS

Description of Business and Organization

Ocean Financial Services, LLC (the "Company"), a wholly-owned subsidiary of OFS Holding, LLC ("the Parent"), was formed on January 19, 2010, in the State of Florida. On December 5, 2012, the Company received authorization from the Financial Industry Regulatory Authority ("FINRA") to operate as a registered broker dealer. The Company is a Broker-Dealer registered with the Securities and Exchange Commission ("SEC") and with the Securities Investors Protection Corporation.

Ocean Bank (the "Bank") is the sole member of the Parent. Ocean Bank is the largest independent, state-chartered commercial bank headquartered in Florida, with $4.5 billion in assets. Chartered in 1982, Ocean Bank operates its branch network throughout Miami-Dade and Broward counties.

In December 2017, the Parent filed Articles of Organization with the State of Florida to register Ocean Financial Advisors, LLC ("OFA"). OFA is a related party of the Company under common control of the Parent. In addition, the Chief Executive Officer ("CEO") of the Company is the Manager of OFA. OFA filed and was approved as a registered Investment Advisor in the State of Florida as of November 20, 2018.

Operations and Nature of Business

The Company buys and sells securities on a riskless principal basis with customers and other dealers, earning a spread. The Company also sells certain offshore investment products for which the Company is a distributor and receives referral fees. The Company is also authorized to buy and sell equities, corporate debt, foreign debt, U.S. Government bonds, mutual funds, variable life annuities, securities for its own account, private placements, hedge funds and structured products for its customers primarily residing in Central America, South America and the Caribbean in an agency capacity and receives commissions. The Company is also authorized to network with Ocean Bank, an affiliated entity.

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year ended December 31, 2020 was dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations.

In the event the Company requires additional capital, the Parent and the Bank have committed to funding the Company's operations through April 30, 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practiced in the broker-dealer industry and are in accordance with the accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in accounting standards, or interpretation of those standards, can impact the Company's revenue recognition and expense policies and affect its estimation methods used to prepare the financial statements. Changes in income tax regulations, revenue rulings, revenue procedures and other guidance can impact tax liability and alter the timing of cash flows associated with tax deductions and payments. New guidance often dictates how changes to standards and regulations are to be presented in the Company's financial statements, as either an adjustment to beginning retained earnings for the period or as income or expense in current period earnings. In some cases, changes may be applied to previously reported disclosures.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less, or that are not held for sales in the ordinary course of business.

Cash and Cash Equivalents

The Company considers all highly liquid investment purchases with an original maturity of three months or less to be cash equivalents. The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Government and other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Revenue Recognition

The Company records commissions received from securities transactions and 12b-1 fees on a trade-date basis. In addition, fees from mutual funds, variable annuities and insurance products are accrued to recognize revenue when the Company satisfies performance obligations. (See Note 3)

Clearing Arrangements

The Company entered into a clearing agreement with AXOS Clearing, LLC ("Clearing Broker") on June 20, 2013 and the agreement was amended on June 21, 2018 to provide executions and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the Clearing Agreement, the Company was required to maintain a deposit of $125,000 with Clearing Broker. In addition, terms of the agreement required the Company to maintain excess Net Capital of no less than $50,000, which is less than the amount required by regulatory requirements (See Note 6).

The Company entered into a sub clearing agreement with Pershing on March 2, 2020. Pursuant to the agreement, the Company was required to maintain a deposit of $100,000 with Pershing. As of December 31, 2020, the deposits with clearing brokers is $225,034.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend lives of respective assets are charges to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful life of the assets. The range of estimated useful lives is summarized as follows:

Office equipment	5 years
Furniture and fixtures	7 years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Fair Value Hierarchy

Financial Accounting Standards Board (FASB) ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposed as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Parent. Therefore, all current and future income tax assessments are attributable to the partners of the Parent and no income tax assessments are attributable to the partners of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2017 through 2020. The Company is not subject to state income taxes in any jurisdiction that it is currently registered. There are no interest and penalties recognized in the statement of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -CONTINUED

Adopted Accounting Pronouncements

Lease Accounting

Effective January 1, 2019, the Company adopted Accounting Standards Codification 842, leases ("ASC 842"). The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classifications of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance leases:

- The Company can acquire the leased asset at the end of the lease term for a below-market price;
- The ownership of the leased asset is transferred to the Company at the end of the lease period;
- The duration of the lease encompasses as least 75% of the useful life of the leased assets;
- The present value of the minimum lease payments under the lease represent at least 90% of the fair value of the leased asset.

The Company has determined that all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses the Daily Treasury Yield Curve Rate from the U.S. Department of the Treasury for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

Measurement of Credit Losses on Financial Instruments

In June 2016, FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 also requires additional disclosures regarding significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an entity's portfolio. The adoption of this accounting standard update did on January 1, 2020 did not have a material impact on the Company's financial statements.

NOTE 3 - REVENUE FROM CONTRACTS WITH CUSTOMERS

Commission Income, Riskless Principal Transactions and Mutual Fund Commissions

The Company buys and sells securities on behalf of customers, each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Distribution Fees and 12b-1 fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such believes its performance obligation is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 4 – RECEIVABLE FROM CLEARING BROKER

As of December 31, 2020, commissions' receivable of $77,750 were held at the clearing broker. In addition, the firm held $330,495 in cash in a firm account with the Clearing Broker that is included in cash and cash equivalents in the accompanying statement of financial condition.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, at December 31, 2020 consisted of the following:

Furniture and fixtures	$2,087
Office Equipment	12,443
	$14,530
Less: Accumulated depreciation	(10,167)
Property & Equipment:	$4,363

Depreciation expense amounted to $2,558 for the year ended December 31, 2020.

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3 % of Aggregate Indebtedness" as defined. At December 31, 2020, the Company's "Net Capital" was $633,237, which exceeded requirements by $533,237. As of December 31, 2020, the Aggregate Indebtedness was $170,247, and the ratio of "Aggregate Indebtedness" to "Net Capital" was .2689 to 1.

NOTE 7 – CONCENTRATION OF RISK

The Company, during the course of operations, may maintain cash balances in excess of federally insured limits.

Major Customers

For the year ended December 31, 2020, revenue from 1 customer accounted for approximately 41% of total revenue. In addition, the majority of the customers are referred by an affiliated party through a networking arrangement.

Off-Balance Sheet Risks

In the normal course of business, the Company's customers' activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contract obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In Margins transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations. The Company seeks to control the risks associated with its customers activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

NOTE 7 – CONCENTRATION OF RISK -CONTINUED

Approximately 41% of total revenue is from the sale of offshore investment products, for which the Company is a distributor. Commissions are earned upon purchase of the investment by the customer and generally received within 30 days from the date of purchase by the product provider. Terms of the distribution agreements allow for the cancellation of the investment by the customer. If the investment is cancelled in part or in whole by the customer within one year of purchase, the distribution Company may chargeback as much as 50% of the commission. In such event, the charge back amount is deducted from the commissions on future revenues. Management has considered these conditions. Based on management's assessment and lack of historical cancellations, the Company provides no allowance for chargebacks on commissions earned.

NOTE 8 – RELATED PARTY TRANSACTIONS

For the year ended December 31, 2020, the Company owed $8,162 to OFA, which is reflected as due to related parties in the accompanying statement of financial condition.

Expense Sharing Agreement

The Company entered into an expense sharing agreement with the Bank in December 2012, and the agreement was amended on April 1, 2020. Under the terms of the agreement, the Bank agreed to provide payroll services. For the year ended December 31, 2020, the Company incurred $373,527 of expense which is reflected as a component of compensation and benefits expense in the accompanying statement of operations. The Company did not have any amounts due to the Bank as of December 31, 2020. During 2020, the Bank waived $279,110 of payments to represent a capital contribution.

NOTE 8 – RELATED PARTY TRANSACTIONS - CONTINUED

Lease Agreement

The Company entered into lease agreements with the Bank for office space in December 2014, and the agreement was amended November 19, 2019. (see Note 10). Under terms of the amendment, the lease fees now includes janitorial services, internet, cable TV, non-project information technology services, administrative support as needed, use of furniture, and general unbranded office supplies, and general cleaning services at no additional fee. Both leases are for a five-year period and include a one-year option. For the year ended December 31, 2020, the Company incurred $21,626 of rent expense and $3,821 of utility expense relating to the lease agreements, which is reflected as a component of occupancy and equipment expense in the accompanying statement of operations for the year ended December 31, 2020. In December of 2020, the lease agreement with the Bank was terminated and replaced by a monthly rent charge as part of the Company's expense sharing agreement with the Bank See Note 10.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company may be involved from time to time in litigation or claims arising in the ordinary course of its business. The Company has determined that there is no litigation reserve required as of December 31, 2020.

COVID-19

In January 30 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus (the "COVID-19 outbreak") and the risks to the international community of the potential for the virus to spread globally. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2021.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act includes many measures to provide relief to companies. The company has not taken advantage of such measures.

NOTE 10– LEASES

In December 2014, the Company entered into two lease agreements with the Bank. The Company amended the terms of the lease on November 14th, 2019 (See Note 8).

During 2020, the Company reassessed the remaining lease liability and the lease terms were modified to terminate and replaced with a monthly payment under the Company's expense sharing agreement with the Bank. As of the time of the modification, the balance of the ROU asset and lease liability was $108,680. Total operating lease costs was approximately $25,000 for the year ended December 31, 2020.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated the subsequent events through March 31, 2021, which is the date the financial statements were issued. No recordable or disclosable events, not otherwise reported in these financial statements or notes thereto, occurred.

SCHEDULE I

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Net Capital		
Total member's equity		$ 865,070
Deductions and Charges		
Non-allowable assets:		
Receivable from affiliate	95,533	
Accounts receivable	65,468	
Other assets	58,970	
Prepaid expenses	7,499	
Property and equipment, net	4,363	
Total Deductions and Charges		231,833
Less: Haircuts		0
Net Capital		$ 633,237
Aggregate Indebtedness (A.I.)		
Accounts payable and accrued expenses	170,247	
Total Aggregate Indebtedness		$ 170,247
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3% of total A.I.)		$ 11,350
(b) Minimum net capital required of broker dealer		$ 100,000
Net Capital Requirement (Greater of (a) or (b))		$ 100,000
Excess Net Capital		$ 533,237
Excess Net Capital at 120% of minimum Net capital requirment		$ 513,237
Ratio of A.I. to Net Capital		.2689 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computations included in the Company's corresponding unaudited Form X - 17A - 5 Part IIA refiled on March 30, 2021.



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Ocean Financial Services, LLC
Miami, Florida

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Ocean Financial Services, LLC (the "Company") identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which the Company claimed an exemption from Rule 15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

March 31, 2021

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)
Exemption Report UNDER Rule 17a-5(d) (4) of the Securities and Exchange Commission
December 31, 2020

Ocean Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.F. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15C3-3 under provisions of 17 C.F.R. 240 15C3-3(k)(2) (ii)

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15C3-3 (K) (2) (ii) throughout the most recent fiscal year of January 1, 2020 to December 31, 2020, without exception.

____

Ocean Financial Services, LLC

I, Manuel del Canal, affirm that, to my best knowledge and belief; this exemption Report is true and correct.


By: ______________________

Title: Chief Executive Officer

March 31 , 2021

OCEAN FINANCIAL SERVICES, LLC
(A Wholly-Owned Subsidiary of OFS Holding, LLC)

Statement on Exemption form the Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

---

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k (2) (ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements. All customer transactions are cleared through the Clearing Broker on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing organization.



Tel: 305-373-5500
Fax: 305-373-0056
www.bdo.com

1450 Brickell Avenue, 18th Floor
Miami, FL 33131

Independent Accountant's Report

Board of Directors and Member
Ocean Financial Services, LLC
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Ocean Financial Services, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2020, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We found no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020.

   We found no differences as a result of the procedures.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We found no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We found no differences as a result of the procedures.



We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

BDO USA, LLP

March 31, 2021

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended December 31, 2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-069092 FINRA DEC
Ocean Financial Services LLC
780 NW 42nd Avenue Suite 604
Miami FL 33126-5538

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Campbell 973-727-7379

2. A. General Assessment (item 2e from page 2) $ 863

B. Less payment made with SIPC-6 filed (**exclude interest**) (451)
July 2020
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 412

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 412

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 412

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ocean Financial Services LLC
(Name of Corporation, Partnership or other organization)

Robert Campbell
(Authorized Signature)

Dated the 26th day of January , 20 21 .

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2020
and ending December 31, 2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,198,963
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,491,954
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	125,546
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	4,750
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Postage & Bank Interest (Deductions in excess of $100,000 require documentation)	1,697
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,623,947
2d. SIPC Net Operating Revenues	$ 575,016
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 863
	(to page 1, line 2.A.)